As filed with the Securities and Exchange Commission on March 27, 2023

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AUDAX CREDIT BDC, INC.
(Name of Subject Company (Issuer) AND Filing Person (Offeror))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

05070P 108
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Richard T. Joseph
Chief Financial Officer
Audax Credit BDC, Inc.
101 Huntington Avenue
Boston, Massachusetts 02199
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Thomas Friedmann, Esq.
Dechert LLP
One International Place, 40th Floor
100 Oliver St.
Boston, Massachusetts 02110
Telephone: (617) 728 7120

CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)	AMOUNT OF FILING FEE(b)
$15,000,000.00	$1,653.00

(a) The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 1,650,000 shares of common stock of Audax Credit BDC, Inc. at an estimated maximum total cost to Audax Credit BDC, Inc. of $15,000,000.

(b) The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2023, equals $110.20 per million dollars of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ Third-party tender offer subject to Rule 14d-1.

☒ Issuer tender offer subject to Rule 13e-4.

☐ Going-private transaction subject to Rule 13e-3.

☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Audax Credit BDC, Inc. (the “Company”), an externally-managed, non-diversified, closed-end management investment company that has made an election to be regulated as a business development company under the Investment Company Act of 1940, as amended, and is incorporated in Delaware, to purchase no less than 1,550,000 and up to approximately 1,650,000 shares of its issued and outstanding Common Stock, par value $0.001 per share, at the Company’s net asset value per share as of March 31, 2023.

The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 27, 2023 and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 11.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

Item 12.

Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated March 27, 2023.
99(a)(1)(B)	Form of Letter of Transmittal.
99(a)(1)(C)	Form of Notice of Withdrawal.
99(a)(1)(D)	Letter to Stockholders, March 27, 2023.

Item 13.

Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2023

AUDAX CREDIT BDC, INC.

	By:	/s/ Richard T. Joseph
Name: Richard T. Joseph
Title: Chief Financial Officer